328 – 550 Burrard Street Vancouver, BC V6C 2B5 P:604-899-5450 F:604-484-4710

News Release	No. 11-212
July 13, 2011

Platinum Group Metals Reports Q3 2011 Financial Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE AMEX) (“Platinum Group” or the “Company”) reports on the Company’s financial results for the nine months ending May 31, 2011. The Company’s cash position at May 31, 2011 including restricted cash held in project operating company Maseve Investments 11 (Pty) Ltd. was $120.99 million. At July 13, 2011 the Company’s cash position is approximately $118.0 million, including restricted cash. All amounts herein are reported in Canadian dollars unless otherwise specified.

Highlights

In March 2011 the Company received the consent of the South African Department of Mineral Resources (“DMR”) for the Company’s plan for underground development of decline access for Project 1 and related environmental management program.

In April 2011 the Company filed a mining right application and social and labour program with the DMR for the Project 1 Platinum Mine. This application was later accepted for processing by the DMR. The Company’s application in terms of the National Environmental Management Act (NEMA) was also accepted by the DMR.

In May 2011 construction for Phase 1 on surface infrastructure, excavation and construction began. Construction and excavation on site is proceeding safely and is on schedule. Several weeks of previously lost time have now been recovered through execution efficiencies. Excavation of a primary boxcut is scheduled for completion shortly.

Ancillary servicing for the site including buildings, piping, cabling, fencing and security have been initiated. A temporary power supply of 1.5MVA has been paid for and installed on site. A temporary water supply consisting of 0.5 ML/day is under construction and is scheduled for completion by the end of July.

A Local Skills Assessment in six communities has been completed during the period to identify candidates for leadership and staff positions, and hiring is being carried out consistent with Company’s social and labour plan obligations.

In early July 2011 the Company announced that underground mining contractor JIC Mining Services (“JIC”) was awarded the contract for Phase 1 underground development of twin 1,200 metre central decline tunnels into the Project 1 platinum deposit for the purposes of retrieving a bulk sample and information for further mine design. JIC is now mobilizing to site. The commitment for underground development in Phase 1 totals R206.9 million (approx. $29.19 million on July 13, 2011) over a period of 17 months. JIC is also operating as one of the underground mining contractors at the producing Bafokeng Rasimone Platinum Mine (BRPM) adjacent to Project 1 as well as on another six platinum mines, two chrome mines and one uranium mine in South Africa, employing 7,400 people.

PLATINUM GROUP METALS LTD.	…2

Results for the Quarter

Accounts receivable at May 31, 2011 totalled $3.99 million (2010 - $415,656) while accounts payable and accrued liabilities amounted to $2.66 million (2010 - $1.41 million). Accounts receivable were comprised primarily of value added taxes repayable to the Company in South Africa. Accounts payable included accrued professional fees, engineering fees, construction costs and regular trade payables for ongoing exploration and administration.

During the nine months ended May 31, 2011 the Company had a net loss of $10.39 million (2010 - $30.8 million gain). The Company realized a $0.06 loss per share for the period as compared to earnings per share of $0.33 for the comparative period. The earnings in the nine months to May 31, 2010 were mainly due to a non cash gain of $45.62 million realized on the completion of the WBJV re-organization on April 22, 2010, less $12.18 million in accrued future income tax expense, plus a gain of $2.80 million realized on the sale of investments.

The net loss for the nine month period includes a non-cash charge for stock based compensation of $6.60 million (2010 - $137,600) and an accrued foreign exchange loss of $651,568 (2010 - $906,749 loss). General and administration costs for the nine month period amounted to $4.76 million (2010 - $4.75 million). Net interest income earned in the nine months amounted to $1.98 million (2010 - $432,790).

During the period ended May 31, 2011 the Company incurred consolidated exploration, engineering and development costs of $17.81 million for Projects 1 and 3. In the comparative period in 2010 these projects were held in a joint venture arrangement and costs in that period for the Company’s account were $828,552. Total expenditures during the nine months to May 31, 2010 by all WBJV partners amounted to $2.24 million.

Global exploration expenditures by the Company during the period, excluding Projects 1 and 3, totaled $1.70 million (2010 - $1.66 million) of which expenditures in South Africa amounted to $1.27 million (2010 - $1.52 million) and in Canada to $431,047 (2010 - $143,999). Cost recoveries in South Africa in the amount of $1.27 million (2010 - $1.48 million) were received from JOGMEC and Sable Platinum, leaving net South African exploration expenditures by the Company at $1,585 or essentially nil (2010 - $40,143). Project acquisition costs in the period amounted to $7,088 (2010 - $51,351) in South Africa and $324,910 (2010 - $31,968) in Canada.

PLATINUM GROUP METALS LTD.	…3

Outlook

The WBJV Project 1 is advancing towards a 275,000 4E ounce per year platinum, palladium, rhodium and gold planned production profile. The current US$100 million Phase 1 program is planned to access ore and initiate lateral development. Commencement of underground tunnelling is scheduled for late July, 2011. Full commercial construction is budgeted at a total of US$443 million (See Oct., 2009 UFS at www.Sedar.com) and is planned to involve project loan financing once a full mining right is approved and concentrate off take terms are established.

The Company is currently in discussions with several major global banking groups with regard to debt financing for WBJV Project 1. There is strong interest to provide a potential loan facility for 50% to 60% of the project’s total capital cost. The facility is planned at the 100% operating company level where the Company now holds a 74% interest. The current funded $100 million Phase 1 program would be included in the final debt to equity ratio calculations. The selection of lead arrangers for banking is scheduled to occur in the near term. The Company has set the establishment of a loan facility as a major milestone along with obtaining a final mining authorization in late 2011 or the first quarter of 2012.

In 2011 the Company also plans to continue working with joint venture partner funding to conduct exploration on the War Springs, Waterberg and Sable projects. In 2011 the Company is conducting exploration work and drilling on its Canadian properties located near Thunder Bay, Ontario as well as on projects outside the WBJV in South Africa. The Company’s objective for 2012 is to be advancing a new PGM discovery while continuing the Project 1 mine build.

For more details of the May 31, 2011 Consolidated Financial Statements and Management’s Discussion and Analysis please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company’s website at www.platinumgroupmetals.net. Shareholders may request a copy of the complete May 31, 2011 Consolidated Financial Statements from the Company free of charge.

About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years each in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and amalgamated in 2002 and is focused on the development of platinum operations. Platinum Group’s main asset is a 74% interest in the WBJV Project 1 Platinum Mine where an initial construction budget of $100 million is in progress, including underground development.

On behalf of the Board of
Platinum Group Metals Ltd.

“Frank R. Hallam”

Chief Financial Officer and Director

PLATINUM GROUP METALS LTD.	…4

For further information contact:
R. Michael Jones, President
or Kris Begic, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing of any debt/financing for Project 1, the potential to increase the Company’s interest in certain of its projects and further exploration on the Company’s properties. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.